Rhino Hide LLC.



ANNUAL REPORT

273 Birch Banks
Sagle, Idaho 83860
208-920-0176
www.rhino-hide.com

This Annual Report is dated 4 April, 2019.

BUSINESS

Rhino Hide is a new category of product made from a two-part composite-reinforced liquid that can be poured into small holes at the top of any standard wall. The wall is filled, and the liquid chemically cures in a few hours to a hard consistency. The composites contained in this new patented product make the walls or structures it is filled with, impervious to projectiles from small arms fire or projectiles from extreme weather such as hurricanes or tornadoes.

Rhino Hide:

- Allows students and teachers to shelter in place
- Can be installed in existing walls and structures
- Takes only hours to install, not weeks like other bulletproof products
- Can be installed at a fraction of the cost of other options Improves the buildings resistance to severe storms and fire
- Serves to dampen sound from adjacent rooms

How does Rhino Hide work?

When a bullet is fired into a wall it first impacts the exterior sheet-rock layer. This causes the bullet tip to mushroom, which increases the frontal size of the projectile. As it passes into the Rhino Hide layer the high tensile strength fibers resist tearing or puncturing much like the fibers in a bulletproof vest. As the bullet travels forward, the Rhino Hide material slows the projectile and spreads the energy like ripple from a stone in water. The wave of energy distributes the energy throughout the wall and stops the bullet.

The Rhino Hide Company will be releasing this new product in stages as part of a strategic plan for sustainable growth. Schools are the intended primary market but initially the Rhino Hide company will need sales into alternative markets such as home security. Targeting smaller markets, in the private sector, will allow for a more manageable growth and provide us with experience and time to acquire required certifications.

Supply Chain

The Rhino Hide product will be mixed and packaged by a custom chemical blending company until sales are large enough to justify the cost to set up mixing facilities. Customers will make and pay for orders upfront, with a minimum order size and leadtime. Once an order comes in, an order is placed with the mixing company. The mixing company will drop ship the product directly to the end customer. The Rhino Hide product has a limited shelf life. Drop shipping direct from the blender will eliminate cash flow issues and increase the customers time to use the product.

Competition

The Rhino Hide bulletproof wall filler product is the first of its kind. Currently, there are no other products that can be used to make an existing wall bulletproof by filling the internal void. There are a multitude of companies that can provide bulletproof walls by other means. These options require the dismantling and reconstruction of the walls, or require the addition of exterior layers of concrete or paneling. The alternate processes are expensive and time consuming. We intend to partner with the security companies that provide this sort of custom construction services to their customers. Since our product is less expensive and much easier to install we expect that these security companies will become part of our sales force and therefor not be competitors at all.

Previous Offerings

No previous offerings

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Rhino Hide LLC began operations in June of 2018 and has no previous operating history. During the first months of operation up until end of year 2018 we focused on raising money and business development. Our accomplishments during those few months include:

- Raised over $107,000 in StartEngine
- Distributed all perks for our investors
- Developed the framework for our Certified Installer Network
- Finalized the chemical blend for our flagship product
- Vetted several manufacturing partners
- Completed a full independent GAAP CPA Review to qualify for increased funding
- Designed phase 1 of the mixing equipment

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $38,071.14. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Rhino Hide has no debt.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Jason Giddings: Founder/CEO/Managing Member

Jason Giddings Jason Giddings is Founder and Chief Executive Officer of Giddings Product Development, Inteliscope LLC. An aerospace engineer and a lifelong entrepreneur and inventor, Jason observed that many smaller custom product-based businesses could not afford to build up their own product development teams capable of professionallevel industrial design. As a result, he founded Giddings Product Development in 2005. In 2007, services were expanded to include production tooling and manufacturing. In 2010, capabilities were further increased by the addition of printed circuit board design as well as software and firmware development. In 2013, he formed Inteliscope LLC, in an endeavor to create and manufacture a smartphone mount that turns your iPhone or Android into a low cost thermal scope for rifles and archery. Jason has several patents and has designed hundreds of products that are currently being sold in every corner of the world. Number of Employees: 1

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Class A, our only outstanding classes of securities, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Class A Units	Jason Giddings 273 Birch Banks, Sagle, Idaho 83860	2,000,000 Units		100%
		2,000,000 Units		100%

RELATED PARTY TRANSACTIONS

Jason Giddings, the sole holder of the 2,000,000 Class A Units, contributed both monetary and non-monetary contributions in exchange for Class A Units.

OUR SECURITIES

Our authorized capital securities consist of 2,000,000 Class A Units, 1,000,000 Class B units, and 400,000 Class C Units par Value $1. As of December 31, 2018, 2,000,000 Class A and 117,341 Class B units are outstanding. The following is a summary of the rights of our securities as provided in our certificate of incorporation and bylaws.

Class A Units: 2,000,000

Distribution Rights

Holders of Class A Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class A Units shall be management units with the right to vote on all matters requiring the approval of the Requisite Management Members or the Requisite Members as set forth in the Operating Agreement.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class A Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

Class B Units: 117,341

Distribution Rights

Holders of Class B Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class B Units shall be non-voting Units.

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class B Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities.

Rights and Preferences

No Classes have preemptive, conversion or other rights.

Class C Units: 0

Distribution Rights

Holders of Class C Units are entitled to receive dividends, as may be declared from time to time by the Board of Directors out of legally available funds. The company will distribute K-1s to all members in accordance with the operating agreement and as required by law. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying cash dividends after this Offering for the foreseeable future.

Voting Rights

Class C Units shall be Profits Interests which shall have the same voting rights as the Class B Units

Right to Receive Liquidation Distributions

In the event of the Company's liquidation, dissolution or winding up, holders of Class C Units will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all Company's debts and other liabilities. Rights and Preferences No Classes have preemptive, conversion or other rights.

What it means to be a minority holder

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Dilution

Additional issuances of securities

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities

The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer

As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties

The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

RESTRICTIONS ON TRANSFER

For a year, the securities can only be resold:
- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

Rhino Hide LLC

By   /s/
_____

Name: Jason Giddings

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, Jason Giddings, Principal Executive Officer of Rhino Hide LLC, hereby certify that the financial statements of Rhino Hide LLC included in this Report are true and complete in all material respects.



Jason Giddings
Principal Executive Officer

Rhino Hide LLC

UNAUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDING
DECEMBER 31, 2018

MICHAEL S. SAPP

CERTIFIED PUBLIC ACCOUNTANT

TABLE OF CONTENTS

MICHAEL S. SAPP
CERTIFIED PUBLIC ACCOUNTANT

16150 AVIATION LOOP DRIVE
SUITE 15612
BROOKSVILLE, FL 34604
(727) 469-3236

MEMBER OF:
FLORIDA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

Independent Accountant's Review Report

To the members of management of Rhino Hide LLC:

We have reviewed the accompanying financial statements of Rhino Hide LLC, which comprise the balance sheet as of December 31, 2018, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.



Michael S. Sapp, CPA
April 22, 2019

3

Rhino Hide LLC
Balance Sheet
As of December 31, 2018

ASSETS

Current Assets		
Cash	$	21,269
Accounts receivable, net of allowance for doubtful accounts		-
Other receivables		16,802
Total Current Assets		38,071
Land, building, and equipment, net		-
TOTAL ASSETS	$	38,071

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable	$	-
Total Current Liabilities		-
Stockholder's Equity		
Class A shares, $1.00 par value per share, 2,000,000 shares authorized and issued		2,000,000
Class B shares, $1.00 par value per share, 117,341 shares authorized and issued		117,341
Discount on Class A shares		(1,930,403)
Discount on Class B shares		(1,011)
Retained earnings		(147,856)
Total Stockholder's Equity		38,071
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	38,071

Rhino Hide LLC
Statement of Operations
For the year ending December 31, 2018

Revenues	$	-
Cost of Goods Sold		-
Gross Profit		-
Operating Expenses		
Selling expenses		26,763
General and administrative		121,092
Total Operating Expenses		147,856
Income from Operations		(147,856)
Other Income/Expenses		-
Net Income	$	(147,856)

Rhino Hide LLC
Statement of Changes in Stockholder's Equity
For the year ending December 31, 2018

| | Common Stock | | Stock | Paid-In | Retained | Total |
	Shares	Amount	Discount	Capital	Earnings	Equity
Balance as of December 31, 2017	-	$ -		$ -	$ -	$ -
Class A stock sale, $1.00/share	2,000,000	2,000,000	(1,930,403)	-		69,597
Class B stock sale, $1.00/share	117,341	117,341	(1,011)	-		116,330
Net Income					(147,856)	(147,856)
Balance as of October 31, 2018	2,117,341	$ 2,117,341	$ (1,931,414)	$ -	$ (147,856)	$ 38,071


Rhino Hide LLC
Statement of Cash Flows
For the year ending December 31, 2018


Cash flow from operating activities

Net income	$	(147,856)
Add/(deduct) items providing/(using) cash:		
Increase in accounts receivable		(16,802)
Increase in current liabilities		-
Net cash flow provided by operating activities		(164,658)

Cash flow from investing activities

Fixed asset additions	-
Net cash flow used by investing activities	-

Cash flow from financing activities

Common stock issuance proceeds	185,927
Net cash flow provided by financing activities	185,927

Net increase (decrease) in cash		**21,269**
Cash at beginning of period		-
Cash at end of period	$	**21,269**


MICHAEL S. SAPP

CERTIFIED PUBLIC ACCOUNTANT


Rhino Hide LLC
Notes to Financial Statements

NOTE 1 – BACKGROUND INFORMATION

Rhino Hide LLC was formed on June 13th, 2018 in the State of Idaho, with headquarters in Sandpoint, Idaho.

Rhino Hide LLC is a completely new category of product made from a two-part composite-reinforced liquid and filled with a special aggregate. The blend is poured into small holes at the top of any standard wall. Once the wall is filled, the liquid chemically cures in a few hours to a hard-plastic consistency. The formulated composite in this new product makes the walls or structures they are filled with impervious to projectiles from small arms fire or projectiles from extreme weather such as hurricanes or tornadoes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared in accordance with Financial Accounting Standards Accounting Standards Codification ("FASB ASC") FASB ASC 958-605 and 958-205.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect

the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities
in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale of bulletproof wall filler and various installation equipment, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a S-Corporation. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The Company does not have any outstanding debt or accrued liabilities as of the data of the balance sheet.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – MEMBERS' EQUITY

The Company has two classes of units (Class A and Class B Units) which are as follows:

Class A Units
There are 2,000,000 Class A Units which are 100% owned by Jason Giddings, the Company's CEO. Class A Units include voting rights.

There are 117,341 Class B Units which are offered to the public and held by various investors. Class B Units do not include voting rights.

NOTE 6 – RELATED PARTY TRANSACTIONS

Jason Giddings, the sole holder of the 2,000,000 Class A Units, contributed both monetary and non-monetary contributions in exchange for Class A Units.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 22, 2019, the date of issuance of the financial statements. There have been no other events or transactions during this time that would have a material effect on the balance sheet.